UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON   D.C. 20549


                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                          WEBMEDICALSERVICES.COM, INC.
                 (Name of Small Business Issuer in its charter)

Nevada                                                   88-0418439
(State  or  other  jurisdiction  of                      (I.R.S.  Employer
Identification  Number)
incorporation  or  organization)

9410  Broadview,  Miami,  FL                             33154
(Address  of  principal  executive  offices)             (zip  code)

                    Issuer's telephone number: (877) 603-4382

           Securities to be registered under section 12(b) of the Act:

Title  of  each  class               Name  on  each exchange on which each class
                                     is  to  be  registered


--------------------------------------------------------------------------------
NONE


        Securities to be registered pursuant to Section 12(g) of the Act.
                         Common Stock, $.0001 par value

                                TABLE OF CONTENTS

Introductory  Statement                                                   i


                                    Part I

Item I   DESCRIPTION OF BUSINESS                                          1
     A.  Business Development and Summary                                 1
     B.  Principal Products and Services and Principal Markets            2
         Overview                                                         2
         Strategy                                                         2
     C.  Distribution Methods of the Products or Services                 2
         a)  Distribution                                                 2
         b)  Advertising and Promotion                                    2
         c)  Customer Service                                             2
Item 2   MANAGEMENT'S DISCUSSION AND ANALYSIS 0F FINANCIAL
         CONDITION AND PLAN OF OPERATION                                  2
     A.  Overview                                                         3
     B.  Segment Data                                                     4
     C.  Results of Operations                                            4
         a)  Pre-Operating Expenses                                       4
         b)  Revenues                                                     4
     D.  Liquidity and Capital Resources                                  4
     E.  Governmental Approval, Regulation and Environmental Compliance   5
     F.  Risks Associated with Operations                                 6
     G.  Competition                                                      6
     H.  Developing and Changing Market                                   6
     I.  Employees                                                        7
     J.  Risks Associated with Year 2000                                  7
     K.  Additional Information                                           7

Item 3   DESCRIPTION OF PROPERTY                                          7
Item 4   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL. OWNERS
         AND MANAGEMENT                                                   8
Item 5   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND
         CONTROL PERSONS                                                  8
Item 6   EXECUTIVE COMPENSATION                                           9
Item 7   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                  10
Item 8   DESCRIPTION OF SECURITIES                                       10


                                    Part II

Item 1   MARKET FOR COMMON EQUITY AND RELATED
         STOCKHOLDER MATTERS                                             11
Item 2   LEGAL PROCEEDINGS                                               11
Item 3   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                   11
Item 4   RECENT SALES OF UNREGISTERED SECURITIES                         11
Item 5   INDEMNIFICATION OF DIRECTORS AND OFFICERS                       11


                                    Part F/S

FINANCIAL  STATEMENTS  AND  EXHIBITS                                     14
SIGNATURE  PAGE                                                          15

                             INTRODUCTORY STATEMENT

WebMedicalServices.com, Inc. (the "Company") has elected to file this Form 10SB registration statement on a voluntary basis in order to become a reporting company under the Securities Act of 1934. The primary purpose for this is that the Company intends to be listed for trading on the OTC Electronic Bulletin Board. Under the current NASD rules, in order to become listed on the OTC Electronic Bulletin Board, a company now must be a reporting company under the Securities Act of I 934.

This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's business and growth strategies, and anticipated trends in the Company's business and demographics. These forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of factors described in this section "Risk Factors." including among others, regulatory or economic influences.

                                     PART I
Item  I  DESCRIPTION  OF  BUSINESS

A.     BUSINESS  DEVELOPMENT  AND  SUMMARY

     WebMedicalServices.com, Inc., hereinafter referred to as "The Company" or WebMedical, was organized by the filing of articles of incorporation with the Secretary of State of the State of Nevada on February 16, 1999. The articles of The Company authorized the issuance of fifty million (50,000,000) shares of Common Stock at a par value of $0.0001 per share.

     The Company is a developmental stage company with the principal business objective to provide medical services and products to the public over the Internet. It is intended for the public to be able to receive consultations from physicians by typing in questions with the on-line site; also by telephone over a "900" number, fax, or mail. Payment may be by credit card over a secure website or with a toll free "800" telephone or check by fax. Patients may pay for individual consultations or subscribe to a yearly flat payment plan. Management intends to provide patients with access to primary care physicians over the Internet in family medicine, pediatrics, internal medicine, including cardiology and obstetrics/gynecology.

     The Company plans to sell and construct websites to physicians, giving the physicians an exclusivity in various geographic areas. The cost of constructing a site for a physician could range between five hundred to five thousand dollars, depending on the complexity of the site. Initially, the Company plans to concentrate on primary care physicians such as family medicine. Later, specialties such as psychiatry, surgery, ear-nose-throat, urology, neurology, endocrinology (including diabetes), oncology (cancer), rheumatology may be added. The Company expects that information about holistic alternative medicine and products will be popular as a site. Physicians trained in this field may also have a network of sites developed by the Company.

     Direct selling to the public of medical supplies, products, herbal medicines and over-the-counter non-prescription medicines are planned to be available at the site. Easy diagnostics e.g.: glucose monitoring, cholesterol tests, AIDS testing, pregnancy tests, urine test strips, ear, axillary, pacifier and digital thermometers, ace bandages, splints, blood pressure cuffs, otoscopes, anti-poison kits, nebulizer machines for asthmatics, emergency and first aid kits, diaper disposals, special feeding bottles are among some of the products that are planned.

     The Company also plans to develop computer software, tentatively called "Smart Kids" to assist parents in teaching babies and young children early motor, language, math, science and reading skills.

     The Company also plans to assist in physician recruitment and continuous medical education courses (CME) to physicians over the Internet to help them renew their licenses. Physicians looking for job placements are a sudden growing industry as a result of managed care, management believes. In addition, discount travel services, insurance, office supplies and auto leases can be offered to physicians via the Internet.

     In addition, the Company plans to purchase and manage primary medical practices (pediatrics, family medicine and internal medicine) and will also concentrate efforts to acquire specialty practices outside of managed care (e.g.: plastic surgery, ophthalmology including laser refractive eye surgery and dermatology, including cosmetic procedures). The Company also intends to assist in the sale of medical practices to large medical management companies and hospitals.

     The Company has no website as yet, and has not realized any of its intentions as yet. The Company anticipates 6 to 9 months until the research phase is completed, and development of its website(s) can begin in order to begin phase II, when actual physicians will be contacted and revenues will be expected.

     The Company intends to focus on achieving and maintaining profitability, also ensuring tight financial and systems control by 1) being fully prepared for the possible onslaught of "hits" to its website, while still providing top quality customer service, 2) focusing on quality, not quantity, of new staff, 3) instituting financial/accounting software systems to enable tight cash flow, and minimizing long-term contractual arrangements with suppliers.

B.     PRINCIPAL  PRODUCTS  AND  SERVICES  AND  PRINCIPAL  MARKETS

OVERVIEW

     WebMedical has the principal objective to become a leading medical resource on the Internet on an international scale. The Company plans to target the U.S. market as well as overseas, South America, and other foreign venues.

STRATEGY

     The Company plans to use its vast knowledge in the medical industry to provide services/products over the Internet to two principal markets: consumers and physicians. By combining the need for medical services/products with the Internet, the Company plans to expand its normal target market from a small geographical area to the international sector.

C.     DISTRIBUTION  METHODS  OF  THE  PRODUCTS  OR  SERVICES

     a)   Distribution:

          The Company plans to ship its products to the consumer after payment is received. Information/opinions will be disseminated on the Internet. The Company believes the website will also provide an audience for other revenue-making projects, such as banners, affiliate sales and related products.

     b)   Advertising and Promotion

          The Company plans to attract physicians to its site(s) with sales literature, and direct mail. Multi-faceted advertising for the consumer is being planned, with an emphasis on the Spanish-speaking market.

     c)   Customer Service

          The Company recognizes the need for an effective and responsive customer service base. Using its planned website, the Company is developing a customer service strategy to include a help section on the Internet for immediate response to its customers, as well as chat rooms for users of its products on a 24-hour basis.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION

     The following discussion should be read in conjunction with, and is qualified in its entirety by the Financial Statements section included below.

     With the exception of historical matters, the matters discussed herein are forward looking statements that involve risks and uncertainties. Forward looking statements include, but are not limited to, statements concerning anticipated trends in revenues and net income, the date of introduction or completion of the Company's products, projections concerning operations and available cash flow. The Company's actual results could differ materially from the results discussed in such forward-looking statements. The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Company's financial statements and the related notes thereto appearing elsewhere herein.

OVERVIEW

(1) The Company, since raising its initial capital, has concentrated on researching and developing medical products/services via the Internet. The Company is formulating its plans for introduction of its planned products on the Internet, as well as its marketing strategies. The Company has also identified potential employees for the development of its products, and continued service.

     During the initial phase of researching and developing, the Company anticipates the need for additional capital for equipment, personnel, and offices. Its current office at the home of its President, Dr. Burton Feinerman, 9410 Broadview, Miami, FL 33154, is being used free of charge and should be adequate for the next few months, as research and plans are formulated.

     On June 17, 1999, the Company completed an offering of 2,000,000 shares of the Common Stock of the Company to approximately 34 unaffiliated shareholders. This offering was made in reliance upon an exemption from the registration provisions of Section 4(2) of the Securities Act of 1933 (the "Act"), as amended, pursuant to Regulation D, Rule 504 of the Act. As of the date of this filing, the Company has approximately 20,000,000 shares of its $0.0001 par value common voting stock issued and outstanding that are held by 35 shareholders of record. Management fully anticipates that the proceeds from the sale will be sufficient to provide for the Company's capital needs for the next approximately three (3) to six (6) months, during its research stage of development.


     In addition, management of the Company believes the needs for additional capital going forward will be derived somewhat from internal revenues and earnings generated from the sale of its products and services. If the Company is unable to begin to generate revenues from its anticipated products, management believes the Company will need to raise additional funds to meet its cash requirements.

     The Company believes that its initial revenues will be primarily dependent upon the number of physicians it can attract, the quality of its software, the professionalism of its customer service plan, and the profit margins on the products it offers. Realization of significant sales of the Company's products and services during the fiscal year ending December 31, 1999 is vital to its plan of operations. To that end, realization of developing quality medical website(s) and selling its products to the target market is paramount to its plan.

(2) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

(3) Management believes that the Company's future growth and success will be largely dependent on its ability to obtain physicians to use its websites, to attract a stable medical force, to develop quality software, to market and advertise effectively and efficiently, and its choice of profitable products.

     The Company has incurred a minimal amount in research and development costs from February 16, 1999, to present, and the Company does not expect to incur any other significant research and development expenses during the fiscal year ending December 31, 1999.

(4) The Company expects to purchase regular office equipment, i.e., desks, calculators, computers within the next 12 months. The Company also intends to purchase/lease adequate computer equipment for storage and information dissemination via the Internet for its products and services. The Company does not have any facilities or equipment to sell at this time.

(5) Management anticipates that it will hire and add 5 full time employees over the next twelve (12) months, as well as a medical staff which will be paid on a commission-only basis. Employees will not be added during Phase I, the research period. Employees will be added as revenues permit.

(6) From inception in February, 1999 through present, the Company has devoted a majority of its time on research and development. During this time, the Company incurred start up costs of $55,000 which has been paid by Dr. Burton Feinerman, individually. This cost included all start up costs of attorney, filing fees, and accountants, as well as advisory and consulting services. This $55,000 start up costs is borne solely by Dr. Burton Feinerman, and is part of his contribution to the Company, for which he has received 18,000,000 shares in the Company, constituting a 90% controlling position.

B.     SEGMENT  DATA

     There were no revenues from sales since its inception February 16, 1999. Because there was no revenue, no table showing percentage breakdown of revenue by business segment or products/service line is included.

C.     RESULTS  OF  OPERATIONS

There were no revenues from sales up to the date of this filing. Since its inception, February 16, 1999, the Company has formed the Company's organization to pursue its business strategy.

a) Pre-Operating Expenses. Very little pre-operating expenses were necessary, as all costs for the Company's legal organization, legal expenses. and financial audits are included in the start of costs of $55,000, already paid in full by Burton Feinerman, individually.

b) Revenues. The Company is a development state enterprise as defined in SFAS #7, and has yet to generate any revenues. The Company is devoting substantially all of its present efforts to: (1) develop materials and products to attract physicians and consumers, (2) develop plans of operations (sales strategies, customer service, e-commerce), and (3) obtain sufficient capital to commence full operations.

D.     LIQUIDITY  AND  CAPITAL  RESOURCES

          As of the date of this filing, the Company has $1,659.38 on hand or in the bank. Until such time as the Company sets forth and implements its business plan, there will he no need for additional capital, since Dr. Burton Feinerman is contributing his time and expenses at no cost during that time. Although the complete strategic business plan has not yet been fully researched and put together, management, at present, foresees the possibility of the need to raise about $500,000 in additional capital to fully enter the revenue stage of its plan.

          The receipt of funds from Private Placement Offerings and loans obtained through private sources by the Company are a possibility to fund the Company until revenues can be achieved. Since inception, the Company has financed its cash flow requirements though issuance of common stock and through contributions from Burton Feinerman. As the Company expands its activities, it may continue to experience net negative cash flows from operations, pending receipt of sales revenues. Additionally the Company may be required to obtain additional financing to fund operations through Common Stock offerings and bank borrowings, to the extent available, or to obtain additional financing to the extent necessary to augment its working capital.

          Over the next twelve months, the Company intends to initiate its revenues by establishing a website for e-commerce and contracting with physicians. However, the Company will continue the research and development of clients/products and in-depth plans. The Company believes that existing capital and anticipated funds from operations will be sufficient to sustain operations and planned expansion in the next three (3) to six (6) months. However, the need for additional capital after that time may be necessary. Consequently, the Company may seek additional financing in order to sustain operations. There can be no assurance such additional funds will be available or that, if available, such additional funds will be on terms acceptable to the Company. In either case, the financing could have negative impact on the financial conditions of the Company and its Shareholders.

          The Company anticipates that it will incur operating losses in the next twelve months. The Company's lack of operating history makes predictions of future operating results difficult to ascertain. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. Such risks for the Company include, but are not limited to, an evolving and unpredictable business model and the management of growth. To address these risks, the Company must, among other things, obtain a customer base, implement and successfully execute its business and marketing strategy, continue to develop its website and products, provide superior customer services and order fulfillment, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so can have a material adverse effect on the Company's business prospects, financial condition and results of operations.

Initial financing is only to provide funds to prove the business be necessary to provide medical products/services to consumers and physicians via the Internet. The Company hopes to enter into additional funding arrangements through strategic partnerships, merger, equity offering or debt offering. Nothing has been secured as of this time.

E.       GOVERNMENTAL  APPROVAL,  REGULATION  AND  ENVIRONMENTAL  COMPLIANCE

          Other than general business licensing requirements, management is unaware of any governmental approval necessary for the Company's operations in the medical industry via the Internet. In addition, management is unaware of existing or probable governmental regulations on the medical industry as it refers to the Internet. Management anticipates no material costs associated with compliance with federal, state or local environmental law as it relates to the Internet.

          However, most healthcare businesses are subject to extensive federal and state government regulations. The laws and regulations applicable to financial arrangements in the healthcare industry are complex and may be subject to varying interpretations. The Company intends to comply with all laws and regulations to which its businesses may be subject. There can be no assurance, however, that changes to current laws or regulations or that existing or future administrative or judicial interpretations of such laws and regulations will not affect the Company's businesses.

          There are no current federal, state or local laws, statutes, or rules regulating the Internet at this time that would affect the Company. However, if new enactments were to become effective, depending on the scope and extent of such laws/regulations, the Company could be directly affected either adversely or beneficially.

F.     RISKS  ASSOCIATED  WITH  OPERATIONS

          The Company's long-term success is partially predicated on the marketability of its website and products and the strength of its physicians.

          Its principal competition consists of entities within the medical industry that are well established. The Company's ability to compete against these more established and more financially stable companies is premised upon the Company's ability to initiate and fulfill its development plans.

          Another uncertainty is the dependence on key personnel familiar with the control, administration, development, and training of the physicians and website developers. The loss of Burton Feinerman, President, could have an adverse effect on its continued operations.

          Although research in the Company indicates that the Internet will continue with little, if any regulation, and will continue to become a viable marketing tool, there can be no assurances that the Internet will prove to be a profitable outlay for the Company in its business plans.

          While the Company's plan is being researched and developed thoroughly, there is no assurance the plan will be accepted in or by the marketplace, nor, that if it is accepted, that demand will be sufficient to make the Company profitable. The Company cannot project with certainty the outcome of its operations, and there are no assurances that the Company will operate profitably in either the near or long term.

          Local, national, and international economic conditions may have a substantial adverse affect on the efforts of the Company. The Company cannot guarantee against the possible eventuality of any potential adverse economic conditions.

G.  COMPETITION

          The Company competes with numerous other healthcare and Internet companies. Many of these competitors have substantially greater resources than WebMedical. The Company has identified a niche in the market as it relates to medical products and services, and hopes to capitalize on the advent of the Internet.

H.  DEVELOPING  AND  CHANGING  MARKET

          The market conditions for healthcare and products are continually evolving and changing. The Company believes the current conditions will continue favorably for this type of venture. There can be no assurance that the Company's assessment of the situation is correct, nor that the products it selects will be accepted by the consumers.

I.     EMPLOYEES

          As of the current date, the Company has no paid employees. The Company is dependent on Burton Feinerman, President. Dr. Feinerman does not plan to spend full time efforts on the research and development of products, plans, and physicians during the first six months of operation. Once these plans are formulated, the Company will need to hire full time operational staff as its operations commence. Dr. Feinerman is fully prepared to devote full time efforts at that time, but there can be no assurance that other full time employment of Dr. Feinerman would not offer a better salary and package to Dr. Feinerman and Dr. Feinerman could abandon the Company. The Company's future success also depends on its ability to attract and retain other qualified personnel, for which competition is intense. The loss of Dr. Feinerman or the Company's inability to attract and retain other qualified employees could have material adverse affect on the Company.

J.     RISKS  ASSOCIATED  WITH  YEAR  2000

          In less than two months, computer systems and/or software used by many companies may need to be upgraded to accept four digit entries to distinguish 21st century dates from 20th century dates. Management believes that Year 2000 issues should not adversely affect the Company or its customers. As the Company is fully aware of potential Y2K problems and has no computers or software at this time, management does not anticipate any loss of or delay in market acceptance of its products and services, increased service and warranty costs, or payment by the Company of compensatory or other damages which could have a material adverse effect on the Company's business, financial condition, and results of operations.

K.  ADDITIONAL  INFORMATION

          The Company intends to provide an annual report to its security holders, and to make quarterly reports available for inspection by its security holders. The annual report will include audited financial statements.

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Act") and, in accordance with the Commission, such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549; Northwest Atrium Center, 500 West Madison Street Suite 1400, Chicago. Illinois 60661; 7 World Trade Center, New York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California 90036. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, at prescribed rates. For further information, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding reporting companies at http:www.sec.gov

ITEM  3  DESCRIPTION  OF  PROPERTY

          The Company currently pays no rent for its executive offices. Office space is currently being used at the home of Dr. Burton Feinerman. This office arrangement is considered adequate for current and short-term operations of the Company.

ITEM  4  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

          The following table sets forth certain information as of November 30, 1999, with respect to the beneficial ownership of Common Stock by (i) each person who to the knowledge of the Company, beneficially owned or had the right to acquire more than 5% of the Outstanding Common Stock, (ii) each director of the Company and (iii) all executive offices and directors of the Company as a group.

Name of Beneficial Owner (I)                           Number      Percent
                                                     of Shares   of Class (2)
Dr. Burton Feinerman(3)                              18,000,000           90%
9410 Broadview
Miami, FL  33154

All Directors & Officers as a Group     18,000,000

     (1) As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date.
     (2)  Figures are rounded to the nearest percentage.
     (3) As part of an advisory and servicing agreement, J. Thomas Howard, LTD retains all voting rights of the 18,000,000 shares until the fee of $55,000 has been paid in full. As of November 30, 1999, $22,500 is still due and payable from Dr. Burton Feinerman, individually.

ITEM  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS,  AND  CONTROL  PERSONS

     The following table sets forth the names, positions with the Company and ages of the executive officers and directors of the Company. Directors will be elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board, and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.


Name                  Age         Title
--------------------  ---  -------------------
Dr. Burton Feinerman   70  President, Chairman


Duties,  Responsibilities  and  Experience

BURTON  FEINERMAN,  M.D.,  PRESIDENT

     B.A. New York University; M.D. New York Medical College; post graduate training at the Mayo Clinic, Rochester, Minnesota; Board Certified by the
American Board of Pediatrics; served in U.S. Army in Germany as Chief of Pediatrics, 98th General Hospital; Former Chief of Pediatrics, Parkway Regional Hospital, International Hospital, Miami General Hospital, Humana Hospital Biscayne in Miami, Florida; Chief Executive Officer of Opa-General Hospital; Former Chairman, Cancer Technology, Inc.; Administrator, Town and Country Medical Center, Board of Directors, Institute for Advanced Studies in Immunology, George Washington University School of medicine; former Vice-President Hainlin Mill Land Development Company; President, Kids Medical Services International.

     From 1960 to 1994, Dr. Feinerman had a pediatric practice in Miami, Florida, that was generating $1.8 million/annum in revenue at the time of its sale. He subsequently had a successful practice in Key Largo, Florida from 1994 to 1997 that he sold to a large hospital. Member of the Board of Directors, Internet Application Services Institute, LatinMD.com, Inc. and Chinawebmedical.com, Inc.

Notable  achievements  in  his  career  and  include:

     -    Alumnus of The Year, 1980 at New York Medical College in Education

     -    Pioneer researcher in cancer immunology and immunotherapy

     -    Pioneer in pediatric managed medical care

     -    Active in many business and Internet organizations

Strengths  and  personality:

     - Creativity: Pioneer in many medial fields; early developer 1994 in Internet sites; able to generate new concepts ahead of the times

     -    Administration:   Organization   skills  in  the  business  world  and
          e-commerce

     - Development: Organizes good management teams that are functional, practical and imaginative

     - Flexibility: Able to make necessary changes and go in different directions as the situations may demand

     - Hard Working: Self-described "workaholic", 18-hour days, 7 days a week to get a job done.

ITEM  6.  EXECUTIVE  COMPENSATION

     Dr. Burton Feinerman has not received, nor is he projected to receive, any compensation for his services, including his capacities as Chairman and President other than the issuance of the Company's Common Stock as set forth in
Item  4  above.

     Should the Company become profitable and produce commensurate cash flows from operations and/or through the sale of strategic investments, there may be some level of compensation paid to him. However, this will be subject to approval by the Company's Board of Directors. It is the responsibility of the Company's Officers and its Board of Directors to determine the timing of any remuneration for key personnel. Such determination and timing thereof will be based upon such factors as positive cash flow to include equity sales, operating cash flows, capital requirements, and a positive cash flow balance in excess of $12,500 per month. At the time cash flow reaches this point, and appears to be sustainable, the Officers and Board of Directors will again readdress the compensation of its key personnel and set forth a more formal and complete plan for remuneration in line with operations of the Company. At present, the Company's management cannot accurately estimate the point when revenues and operating cash flows will be sufficient enough to implement this compensation plan, nor are they able to estimate the exact amount of compensation at this time.

          There are no annuity, pension, or retirement benefits proposed to be paid of Officers, Directors, or employees of the Company in the event of retirement at normal date pursuant to any presently existing plan provided or contributed to by the Company, or any of its subsidiaries, if any.

KEY  OFFICER  EMPLOYMENT  AGREEMENTS

No employment contracts have been negotiated or signed as yet. However, the Company plans on having all key employees and officers sign a detailed employment contract as appropriate.

COMPENSATION  OF  DIRECTORS

All directors will be reimbursed for expenses incurred in attending Board or committee meetings.

STOCK  OPTION  PLAN  AND  NON-EMPLOYEE  DIRECTORS'  PLAN

No stock option plan has been set forth, and no non-employee directors' plan has been instituted. The Company may decide, at a later date, and reserves the right to, initiate these plans as deemed necessary by the Board.

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

Business Consultants. The Company has relied on J. Thomas Howard, LTD as key business consultants while in its development stage. J. Thomas Howard, LTD has provided the assistance in preparing the Company to become a reporting company. For this assistance, the Company has issued 1,300,000 shares of Common Stock at $.001 per share to companies under control by J. Thomas Howard, LTD.

ITEM  8.  DESCRIPTION  OF  SECURITIES

The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of common stock, $.000l par value per share, of which 20,000,000 shares were outstanding as of the date of this Prospectus. The Company is not authorized to issue shares of preferred stock. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable. The Company has not authorized any Preferred Stock, Convertible Stock, or Warrants as of the date of this filing.

TRANSFER  AGENT

The transfer agent for the common stock is Florida Atlantic Stock Transfer, 7130 Nob Hill Road, Tamarac, Florida 33321.

                                     PART II

ITEM  1.  MARKET  FOR  COMMON  EQUITY  AND  RELATED  STOCKHOLDER  MATTERS

          The Company's shares of Common Stock are not registered with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (hereinafter referred to as the "Act"), and with the exception of certain shares issued pursuant to Regulation D-504, are "restricted securities." A total of 1,639,000 shares are unrestricted, based on the Missouri Uniform Securities Act,
Section  30-54.215.

          Since its inception February 16, 1999, the Company has not paid cash dividends on its Common Stock. It is the present policy of the Company not to pay cash dividends and to retain future earnings to support the Company's growth. Any payments of cash dividends in the future will be dependent upon, among other things, the amount of funds available therefor, the Company's earnings, financial condition, capital requirements, and other factors which the Board of Directors deem relevant.

As  of  November  30,  1999,  there  were  35  Common  Shareholders  of  record.

ITEM  2.  LEGAL  PROCEEDINGS

          The Company is not presently a party to any litigation, nor to the knowledge of management is any litigation threatened against the Company, which would materially affect the Company.

ITEM  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

          None.

ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES

     Private  Placements.

          In June 1999, The Company completed an exempt placement of 1,639,000 shares of common stock, Pursuant to Rule 504, at a price of $0.001 per share for a total of $1,639.00. Another 345,000 shares were sold under the same rule at a price of $0.01 per share for a total of $3,450.00. Another 16,000 shares were sold under the same rule at a price of $0.08 per share for a total of $2,000.00. The total amount raised was $7,089.00. There are 34 shareholders, all of which hold less than 5% of the shares.

ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

The Articles of Incorporation for the Company do contain provisions for indemnification of the officers and directors; in addition, Section 78.75 I of the Nevada General Corporation Laws provides as follows:

78.751 Indemnification of officers, directors, employees and agents; advance of expenses.

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if lie acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsection I and 2, or in defense of any claim, issue or matter therein, lie must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must he made:
     (a)  By the stockholders;
     (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to act, suit or proceeding;
     (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or
     (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion; or

5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than the directors or officers may' he entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

     (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses jade pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his act or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

     (b) Continues for a person who has ceased to be a director, officer, administrators of such person.

                                    PART F/S

FINANCIAL  STATEMENTS

The Audited Financial Statement of the Company, prepared by Williams & Webster, PS, Certified Public Accountants, Seafirst Financial Center, W. 601 Riverside, Suite 1940, Spokane, WA 99201 required by Regulation S-X commence on page F/S hereof in response to this Item 13 of this Registration Statement on Form 10SB and are incorporated herein by this reference.

EXHIBITS

Exhibit 2      Charter & bylaws

Exhibit 2(1)   Articles of Incorporation

Exhibit 2(2)   By-Laws

Exhibit 3      Instruments defining rights of security holders
               (see Exhibit 2)

Exhibit 5      Voting Trust agreement
               (not applicable)

Exhibit 6      Material contracts

Exhibit 6(1)   Advisory ad Servicing Contract between Burton
               Feinerman and J. Thomas Howard, LTD

Exhibit 7      Material foreign patents
               (not applicable)

Exhibit 12     Additional exhibits
               (not applicable)

Exhibit 13     Canadian issuer's power of atty
               (not applicable)

                                 SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




Date:     December  14,  1999

                                         WebMedicalServices.com,  Inc.


                                         By  /S/  Burton  Feinerman
                                             ----------------------
                                             Burton  Feinerman,  President

                          WEBMEDICALSERVICES.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS




                               NOVEMBER 30,  1999











                              WILLIAMS & WEBSTER PS
                          CERTIFIED PUBLIC ACCOUNTANTS
                            SEAFIRST FINANCIAL CENTER
                           W 601 RIVERSIDE, SUITE 1940
                                SPOKANE, WA 99201
                                 (509) 838-5111

                           WEBMEDICALSERVICES.COM, INC.
                           (A DEVELOPMENT STAGE COMPANY)

                                 TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT                                         1

FINANCIAL STATEMENTS

     Balance Sheet                                                   2

     Statement of Operations                                         3

     Statement of Stockholders' Equity                               4

     Statement of Cash Flows                                         5

NOTES TO FINANCIAL STATEMENTS                                        6

Board  of  Directors
WebMedicalServices.com,  Inc.
9410  Broadview  Drive
Miami,  FL  33154

                          Independent Auditor's Report

We have audited the accompanying balance sheet of WebMedicalServices.com, Inc. (a development stage company) as of November 30, 1999 and the related statements of operations, cash flows, and stockholders' equity for the period from February 16, 1999 (inception) through November 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WebMedicalServices.com, Inc. as of November 30, 1999, and the results of its operations and its cash flows for the period from February 16, 1999 (inception) to November 30, 1999, in conformity with generally accepted accounting principles.

As discussed in Note 2, the Company has been in the development stage since its inception and has no revenues. The Company's continued viability is dependent upon the Company's ability to meet its future financing requirements and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




/S/  Williams  &  Webster,  P.S.
--------------------------------
Williams  &  Webster,  P.S.
Certified  Public  Accountants
Spokane,  Washington
December  6,  1999

                             WEBMEDICALSERVICES.COM, INC.
                            (A DEVELOPMENT STAGE COMPANY)
                                     BALANCE SHEET




                                                                       November 30,
 A S S E T S                                                               1999
                                                                     ----------------
  CURRENT ASSETS
    Cash                                                             $         1,659
    Receivable from shareholder                                               22,500
                                                                     ----------------
      TOTAL CURRENT ASSETS                                                    24,159
                                                                     ----------------


    TOTAL ASSETS                                                     $        24,159
                                                                     ================

L I A B I L I T I E S   &   S T O C K H O L D E R S '   E Q U I T Y

  TOTAL CURRENT LIABILITIES                                          $             -

  TOTAL LIABILITIES                                                                -

  COMMITMENTS AND CONTINGENCIES                                                    -

  STOCKHOLDER'S EQUITY
    Common stock, 50,000,000 shares authorized,
      $.0001 par value; 20,000,000 shares
      issued and outstanding                                                   2,000
    Additional paid-in capital                                                60,089
    Accumulated deficit                                                      (37,930)
                                                                     ----------------
    TOTAL STOCKHOLDERS' EQUITY                                                24,159
                                                                     ----------------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $        24,159
                                                                     ================

   The accompanying notes are an integral part of these financial statements.


                          WEBMEDICALSERVICES.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS



                                         Period From
                                      February 16, 1999
                                     (Inception) Through
                                      November 30, 1999
                                     --------------------

R E V E N U E S                      $                 -
                                     --------------------

E X P E N S E S
  Professional services                           37,930
                                     --------------------
    TOTAL OPERATING EXPENSES                      37,930
                                     --------------------

NET LOSS                             $           (37,930)
                                     ====================



  Basic net loss per common share    $               NIL
                                     ====================

  Weighted average number of
    common stock shares outstanding           20,000,000
                                     ====================

   The accompanying notes are an integral part of these financial statements.

                                                 WEBMEDICALSERVICES.COM, INC.
                                                 (A DEVELOPMENT STAGE COMPANY)
                                               STATEMENT OF STOCKHOLDERS' EQUITY





                                                  Common Stock
                                             -------------------------
                                               Number     Additional      Accumulated      Stockholders'          Total
                                             of Shares      Amount      Paid-in Capital       Deficit             Equity
                                             ----------  -------------  ----------------  ----------------  ------------------
Issuance of common stock in June 1999
  for cash at an average of $.004 per share   2,000,000  $         200  $          6,889  $             -   $           7,089

Issuance of common stock at $.003 for
  professional services paid directly by
  the president of the Company               18,000,000          1,800            53,200                -              55,000

Loss for period ending, November 30, 1999             -              -                 -          (37,930)            (37,930)
                                             ----------  -------------  ----------------  ----------------  ------------------
  Balance at November 30, 1999               20,000,000  $       2,000  $         60,089  $       (37,930)  $          24,159
                                             ==========  =============  ================  ================  ==================

   The accompanying notes are an integral part of these financial statements.

                               WEBMEDICALSERVICES.COM, INC.
                               (A DEVELOPMENT STAGE COMPANY)
                                  STATEMENT OF CASH FLOWS


                                                                     Period From
                                                                  February 16, 1999
                                                                 (Inception) Through
                                                                  November 30, 1999
                                                            ------------------------------
Cash flows from operating activities:
  Net loss                                                  $                     (37,930)
  Direct payments for professional services by stockholder                         32,500
                                                            ------------------------------

  Net cash used in operating activities                                            (5,430)
                                                            ------------------------------

Cash flows from investing activities:                                                   -
                                                            ------------------------------

Cash flows from financing activities:
  Issuance of stock                                                                 7,089
                                                            ------------------------------

  Net cash provided by financing activities                                         7,089
                                                            ------------------------------

Net increase in cash                                                                1,659


Cash, beginning of period                                                               -
                                                            ------------------------------

Cash, end of period                                         $                      1,659
                                                            ==============================

SUPPLEMENTAL DISCLOSURES:
  Cash paid for interest and income taxes:
    Interest                                                $                          -
                                                            ==============================
    Income taxes                                            $                          -
                                                            ==============================

NON-CASH INVESTING AND FINANCING ACTIVITIES
  Professional services paid directly by stockholder        $                     32,500
                                                            ==============================

   The accompanying notes are an integral part of these financial statements.

                          WEBMEDICALSERVICES.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                                NOVEMBER 30, 1999



NOTE  1  -  ORGANIZATION  AND  DESCRIPTION  OF  BUSINESS

WebMedicalServices.com, Inc., (hereinafter "the Company"), was incorporated in February 1999 under the laws of the State of Nevada primarily for the purpose of providing medical services and non-prescription products to the public via the internet. The Company also plans to design and sell websites to physicians, giving the physicians exclusivity in various geographic regions. At November 30, 1999, the Company is operating from the residence of the Company's president, in Miami, Florida. The Company is expected to secure separate office space in the near future.

The Company is in the development stage and as of November 30, 1999 had not realized any significant revenues from its planned operations.

NOTE  2-SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

This summary of significant accounting policies of WebMedicalServices.com, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Development  Stage  Activities
------------------------------

The Company has been in the development stage since its formation on February 16, 1999. It is primarily engaged in providing medical services and products and designing and selling websites to physicians.

Going  Concern
--------------

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company has generated no revenues since inception. The Company, being a developmental stage enterprise, is currently putting technology in place which will, if successful, mitigate these factors which raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Management intends to seek new capital from new equity securities issuances that will provide funds needed to increase liquidity, fund internal growth and fully implement its business plan.

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

Cash  and  Cash  Equivalents
----------------------------

The Company has only a demand deposit account. It does not have cash equivalents at this time.

Accounting  Method
------------------

The Company's financial statements are prepared using the accrual method of accounting. WebMedicalServices.com, Inc.'s year-end is December 31.

Loss  Per  share
----------------

The  Company  has  adopted Statement of Financial Accounting Standards Statement
(SFAS) No. 128, Earnings Per Share. Basic earnings per share is computed using the weighted average number of common shares outstanding. Diluted net loss per share is the same as basic net loss per share as there are no common stock equivalents to be included in the calculation.

Income  Taxes
-------------

No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits or losses.

Year  2000
----------

The Company, like other firms, could be adversely affected if the computer systems used by it, its suppliers or customers do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment.

At this time, because of the complexities involved in the issue, management cannot provide absolute assurances that the Year 2000 issue will not have an impact on the Company's operations.

The Company has not purchased any software or hardware. When the Company does purchase software and hardware, it will determine at that time if there could be any adverse effects to the Company's operations regarding Year 2000 issues. Management also believes that Year 2000 issues should not adversely affect the ability of its clients and customers to conduct business with the Company. Any costs associated with Year 2000 compliance will be expensed when incurred.

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

Impaired  Asset  Policy
-----------------------
The Company expects to review any long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable in accordance with standards in SFAS No. 121.

NOTE  3  -  PROPERTY  AND  EQUIPMENT

At November 30, 1999 the Company does not own any property or equipment. When the Company does acquire property and equipment it expects to implement a policy to determine impairment by comparing the undiscounted future cash flows estimated to be generated by those assets to their respective carrying amounts.

NOTE  4  -  ACCOUNTS  RECEIVABLE  FROM  STOCKHOLDER

At November 30, 1999, the Company has a receivable from its president, the major stockholder, in the amount of $22,500. This receivable arose from a contract signed by the president with an advisory firm designated to assist in establishing an initial public offering for the Company. The total amount of advisory services of $55,000, of which $32,500 has been expensed to date, was recorded as payment for the issuance of common stock. See Note 6.

NOTE  5-COMMON  STOCK

Upon incorporation, the Company authorized the issuance of 50,000,000 shares of common stock at a par value of $0.0001 per share of which 20,000,000 shares are outstanding. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders, but have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared by the Board of Directors in its discretion, from funds legally available therefor. The Company has not authorized any preferred stock, convertible stock, warrants or options as of November 30, 1999.

The president and director of the Company, Dr. Burton Feinerman, owns 90% of the outstanding common stock.

NOTE  6-RELATED  PARTY

The Company issued 1,300,000 shares of common stock to companies under the control of its key business consultant, J. Thomas Howard LTD., at $.001 per common share.

The Company issued stock to the president in exchange for professional fees to be paid by the president in the amount of $55,000, of which $32,500 has been paid to date. See Note 4. The professional fees were due to J. Thomas Howard LTD., which contracted to provide services related to the initial registration of the Company under the Securities Act of 1934. The voting rights of the shares related to this transaction are held by J. Thomas Howard LTD until the liability is satisfied.